Exhibit 99(1)

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Email: Omar.Palacios@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES PRIVATE OFFERING OF
$400 MILLION SENIOR SUBORDINATED NOTES DUE 2015

PARADISE ISLAND, The Bahamas, September 15, 2005 - Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, announced today that it intends to sell through a private offering $400 million of senior subordinated notes due 2015 to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to offers and sales that occur outside the United States in accordance with Regulation S under the Securities Act.

The senior subordinated notes will not be registered under the Securities Act or under state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The Company anticipates using the net proceeds of the offering, together with cash on hand, to finance its previously announced tender for all $400 million of its outstanding 8.875% senior subordinated notes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the senior subordinated notes in any jurisdiction.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018.

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